One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8393

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: Rosemarie.Thurston@alston.com

July 27, 2015

VIA UPS OVERNIGHT DELIVERY

Mr. Coy Garrison

Staff Attorney

Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549

Re:	MVP REIT II, Inc. Draft Registration Statement on Form S-11 Submitted June 22, 2015 CIK No. 0001642985

Dear Mr. Garrison:

This letter sets forth the response of MVP REIT II, Inc. (the “Issuer”) to the correspondence dated July 17, 2015 from the staff of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer’s confidential draft registration statement on Form S-11 (“the Registration Statement”) dated June 19, 2015, for an offering of shares of its common stock.

In connection with the submission of this correspondence, the Issuer has filed the Registration Statement with the SEC via EDGAR. A blacklined version of the Registration Statement, which is marked to show changes from the confidential draft thereof, is enclosed herewith. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your July 17, 2015 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of the Registration Statement.

General

1. Comment: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Coy Garrison

July 27, 2015

Response: The Issuer undertakes to provide the SEC with all promotional material and other sales literature, including materials that will only be used by broker-dealers, prior to use, as required by Item 19.D of Industry Guide 5.

2. Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: This response shall serve as confirmation that neither the Issuer nor any person authorized to act on its behalf has engaged in, or intends to engage in, oral or written communications with potential investors in reliance on and pursuant to Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Issuer further confirms that no research reports about the Issuer have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or otherwise by any broker or dealer that will participate in the Issuer’s public offering.

If at any time in the future the Issuer, or any person authorized to act on its behalf, determines to rely upon or engage in activities covered by Section 5(d) or Section 2(a)(3) of the Securities Act, the Issuer hereby agrees and confirms that it shall promptly: (i) inform the SEC of such reliance; (ii) update its response to this Comment 2; and (iii) furnish copies of all such materials to the SEC.

3. Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Issuer has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

4. Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in

Mr. Coy Garrison

July 27, 2015

determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Issuer has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

5. Comment: We note your disclosure that the sponsor has agreed to pay selling commissions and due diligence fees in connection with the sale of shares in this offering, and that the Sponsor is dependent on VRM I and VRM II to provide funding for its obligations. We further note that your advisor is an affiliate of VRM I and VRM II. Please advise us whether any fees paid by you to your advisor or its affiliates will be contributed to VRM I or VRM II to reimburse your sponsor for the payment of the selling commissions and due diligence fees.

Response: The Issuer respectfully submits that its advisor is 100% owned by VRM I and VRM II, and therefore, to the extent certain fees (such as acquisition fees and asset management fees) are paid to the advisor, such payments would ultimately benefit VRM I and VRM II as owners of the advisor. However, there is no separate agreement providing for the “contribution” of funds from the Issuer or its advisor to either VRM I or VRM II to reimburse the sponsor for any expenses, including the payment of commissions or fees.

6. Comment: Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect should be disclosed in the registration statement. Refer to Instruction 1 to Item 12 of Form S-11.

Response: The Issuer confirms that the Registration Statement provides the Issuer’s policies with respect to each activity listed in Item 12 of Form S-11. Such information is provided in the “Investment Objectives, Strategy and Policies” and “Description of Capital Stock” sections of the prospectus. Please see page 94 of the prospectus for revisions made in response to the comment.

7. Comment: We note your disclosure regarding your intent to conduct operations so that you are not required to be registered as an investment company under the Investment Company Act of 1940 on pages 21-22, 45-47, and 94-95. We further note that your investment strategy is to focus on parking lots, parking garages and other parking structures, and to a lesser extent, other real property investments. To the extent you intend to invest in mortgage loans, non-real property investments, or securities, please expand upon your plan.

Response: The Issuer respectfully submits that it does not intend to invest in mortgage loans. Moreover, as noted in the prospectus, to the extent the Issuer, its operating partnership or the subsidiaries of its operating partnership may make non-real property investments or acquire the securities of companies that invest in real estate, the Issuer believes

Mr. Coy Garrison

July 27, 2015

that neither it nor its operating partnership or subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership or subsidiaries will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Issuer and its operating partnership, through the operating partnership’s subsidiaries, will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real property. Even if the value of investment securities held by one of the Issuer’s subsidiaries were to exceed 40% of the value of its total assets, the Issuer expects that subsidiary to be able to rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act. Further, in the event that the Issuer or its operating partnership were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, the Issuer believes that it would still qualify for the exception from the definition of “investment company” provided by Section 3(c)(6).

Prospectus Cover Page

8. Comment: Please revise your first bullet point risk factor to state that you are not ever required to provide liquidity.

Response: The Issuer has revised the first bullet point risk factor in the Registration Statement in response to the comment.

Table of Contents, page iv

9. Comment: Please revise to either move your table of contents to the inside front cover page or to include a table of contents on the outside back cover page of the prospectus. Refer to Item 502 of Regulation S-K.

Response: The Issuer has moved the table of contents to the inside front cover page of the prospectus as requested.

Fees and Expenses, Page 16

10. Comment: We note your disclosure on pages 79-80 regarding your potential use of an affiliated property manager and the property management fees payable to such an entity. Please revise your tabular disclosure of fees and expenses to be paid to your affiliates during the acquisition and development stage to describe the property management fees. Please also disclose the identity of the affiliated property manager you intend to use, or advise.

Response: The Issuer does not intend to provide property management services to its properties, and therefore, the Issuer does not expect to pay any property management fees to any affiliated property manager. The Issuer has revised the section titled “Affiliated Property Manager” beginning on page 81 of the prospectus to reflect this. If at any time in the future during the public offering the Issuer determines to retain the services of an affiliated property manager, the Issuer hereby agrees and confirms that it shall promptly revise the prospectus to disclose the identity of the affiliated property manager and describe any property management fees.

Mr. Coy Garrison

July 27, 2015

Estimated Use of Proceeds, page 58

11. Comment: We note that Acquisition Fees have been calculated as 2.75% of the Amount Available for Investment. However, footnote (5) to the table indicates that Acquisition Fees are being calculated assuming a loan to value ratio of 50%. This seems to indicate that such fees should be 2.75% of total acquisitions that are double the Amount Available for Investment. Please advise or revise your presentation as appropriate.

Response: The Issuer has revised the description of the Estimated Use of Proceeds table on page 59 of the prospectus to indicate that the amounts set forth in the table do not factor in any increased amounts available for investment through the use of leverage. The Issuer has also revised footnote (5) to the Estimated Use of Proceeds table beginning on page 59 of the prospectus to estimate the minimum and maximum acquisition fees assuming the Issuer incurs leverage.

Please also note that the Issuer has decreased the acquisition fee it will pay its advisor from 2.75% to 2.25%.

12. Comment: We note your footnote (6). Please revise your filing to disclose your basis for assuming Acquisitions Expenses will be 0.75% of the purchase price.

Response: The amount of acquisition expenses was estimated by the Issuer, for illustrative purposes, based on the prior experience of the Issuer’s sponsor in sponsoring a previous public, non-listed REIT. The actual amount of acquisition expenses will depend on numerous factors including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired. The Issuer has revised footnote (6) to clarify this point.

Prior Performance Summary, page 106

13. Comment: We note your disclosure on page 106 regarding “the private programs sponsored by an affiliate of MVP Capital Partners II.” Please revise to clarify whether this disclosure refers to the NOW Fund I and NOW Fund II. Alternatively, please provide appropriate prior performance disclosure concerning the NOW Fund I and NOW Fund II.

Response: The Issuer has revised the disclosure regarding “the private programs sponsored by an affiliate of MVP Capital Partners II” to clarify that the disclosure refers to NOW Fund I and NOW Fund II. The Issuer has also added additional disclosures regarding NOW Fund I and NOW Fund II under the “Prior Investment Programs” subheading of the Prior Performance Summary section.

Mr. Coy Garrison

July 27, 2015

Adverse Business Developments or Conditions, page 110

14. Comment: We note that MVP REIT, Inc.’s Form 10-K filed on March 31, 2015 and Form 10-Q filed on May 11, 2015 (File No. 333-180741), disclose that MVP REIT, Inc. has experienced a net loss since inception, and that to date, all distributions have been paid from offering proceeds. Please revise this section to disclose this information, or tell us why you believe it is not appropriate to do so.

Response: The Issuer has revised the “Adverse Business Developments or Conditions” section of the Registration Statement as requested.

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions and Arrangements

Fees Paid in Connection with the Liquidation or Listing of the Company’s Real Estate Assets, page F-15

15. Comment: On page F-15, you disclose that the convertible stock will convert into a number of shares of common stock representing 4.0% of the outstanding shares of the company. Elsewhere in your filing, you disclose that this percentage is 5.5%. Please revise for consistency.

Response: The Issuer has revised the “Notes to Financial Statements” section of the Registration Statement as requested.

PART II – Information Not Required in the Prospectus, Page II-1

Signatures

16. Comment: Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Response: The Issuer has revised the Registration Statement to include the signature of its principal accounting officer as requested.

Exhibits

17. Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

Response: The Issuer has included in the Registration Statement “form of” versions of all required exhibits, including the legal and tax opinions.

Please contact me if you should need additional information or should have questions.

Mr. Coy Garrison

July 27, 2015

Sincerely,

Rosemarie A. Thurston

cc:	Michael V. Shustek (MVP REIT II, Inc.)
Jason Goode (Alston & Bird LLP)